Exhibit 99.1

PBT434 data to be presented at the International Congress of Parkinson’s Disease and Movement Disorders

Prana’s PBT434 prevents neuronal loss in a new model of neurodegeneration

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – July 9th 2018: Prana Biotechnology Ltd (ASX PBT: NASDAQ PRAN) has today announced it will be presenting further pre-clinical evidence for PBT434 at the International Congress of Parkinson’s Disease and Movement Disorders® to be held in Hong Kong from October 5-9, 2018.

The data to be presented will include new in-vivo evidence of the efficacy of PBT434 to prevent neuron loss and improve function in an animal model of Multiple system atrophy (MSA), an important cause of atypical Parkinsonism.  MSA is a rapidly progressive and devastating neurological disease with no established treatments and is one of the target indications for PBT434.

PBT434 is the first of a new generation of small molecules designed to inhibit the aggregation of alpha(α)-synuclein and tau, vital intracellular proteins that are implicated in neurodegenerative diseases such as Parkinson’s disease and atypical Parkinsonism. PBT434 has been shown to reduce the abnormal accumulation of these proteins in animal models of disease by restoring normal iron balance in the brain. Prior non-clinical characterization of PBT434, including animal models of Parkinson’s disease, was published last year in Acta Neuropathologica Communications and may be found at https://doi.org/10.1186/s40478-017-0456-2.

The experimental data to be presented demonstrate that in an animal model of MSA, PBT434 prevents α-synuclein accumulation, preserves neurons, and decreases the number of glial cell inclusions in the brains of treated animals.  Glial cell inclusions are the key pathological finding in MSA and contain abundant aggregated α-synuclein that is associated with neurodegeneration.  Importantly, these benefits led to improved motor function in treated animals.  Alpha-synuclein is of great interest because aggregated forms of the protein are considered a pathological hallmark of Parkinsonian conditions and are a recognised therapeutic target by basic and clinical neuroscientists.

“Multiple system atrophy, or MSA, is a devastating orphan disease with limited treatment options. These animal data are robust and indicate that PBT434 has excellent potential to help individuals with MSA. Having recently started our first human study of PBT434, these data represent an important step as we pursue new treatments for Parkinsonian diseases”, said David Stamler, Chief Medical Officer and Senior Vice President of Clinical Development.

The initial human study of PBT434 commenced in June 2018.

The International Congress of Parkinson’s Disease and Movement Disorders® is the preeminent scientific meeting for sharing ideas and stimulating interest in the care and research of movement disorders, and is organized annually by the International Parkinson and Movement Disorder Society.

Contacts:

Investor Relations	Media
Ben Walsh	Scott Newstead
E: bwalsh@we-buchan.com	E: snewstead@we-buchan.com
Tp: +61 422 520 012	Tp: +61 3 9866 4722

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.